CURE PHARMACEUTICAL HOLDING CORP.

1620 Beacon Place

Oxnard, California 93033

VIA EDGAR

December 7, 2020

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street NE Washington, DC 20549

Attn:    Mr. Jason L. Drory

Re:      CURE Pharmaceutical Holding Corp.
            Registration Statement on Form S-3
            File No. 333-251039

Acceleration Request

            Requested Date:          December 9, 2020

            Requested Time:         4:30 p.m. Eastern Time (or as soon thereafter as practicable)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CURE Pharmaceutical Holding Corp., a Delaware corporation (the “Registrant”), hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on December 9, 2020 at 4:30 p.m. Eastern Time, or as soon thereafter as practicable, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission.  The Registrant hereby authorizes K&L Gates LLP, counsel to the Registrant, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to our counsel, K&L Gates LLP, by calling Ms. Jacqulyn Lewis at (949) 623-3568.

Sincerely, CURE Pharmaceutical Holding Corp.

	By:	/s/ Robert Davidson
Robert Davidson
Chief Executive Officer
cc: Leib Orlanski, K&L Gates LLP Jacqulyn L. Lewis, K&L Gates LLP